UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of February 2017

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

On February 23, 2017, Rosetta Genomics Ltd. (the “Company”) issued a press release announcing the closing of the second tranche of the private placement of convertible debentures previously announced on November 23, 2016. The closing of this second tranche involved the sale of newly registered convertible debentures (convertible into 2,585,000 ordinary shares) for gross proceeds of $1,292,500. The Company received total net proceeds of $4,575,000 from both tranches of the private placement and a registered direct offering of ordinary shares and convertible debentures completed concurrently with the first tranche of the private placement. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the aforementioned securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The information contained in this Report (including the exhibit hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697, 333-210366 and 333-214981.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release dated February 23, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: February 23, 2017	By:	/s/ Ron Kalfus
Ron Kalfus Chief Financial Officer